FORM 6-K

                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549



                         Report of Foreign Registrants

                    Pursuant to Rule 13a-16 or 15d-16 of

                        Securities Exchange Act of 1934



                         GRANITE MORTGAGES 04-1 PLC
                (Translation of registrant's name into English)
                        Fifth Floor, 100 Wood Street,
                              London EC2V 7EX,
                                   England
                       (Address of principal executive
                                  offices)


                       GRANITE FINANCE FUNDING LIMITED
                (Translation of registrant's name into English)
                             4 Royal Mint Court,
                              London EC3N 4HJ,
                                   England
                       (Address of principal executive
                                  offices)


                      GRANITE FINANCE TRUSTEES LIMITED
                (Translation of registrant's name into English)
                            22 Grenville Street,
                         St Helier, Jersey JE4 8PX,
                               Channel Islands
                       (Address of principal executive
                                  offices)




     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                   Form 20-F.....X....Form 40-F.............

     Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                     Yes............No.......X...........

     On January 28, 2004, Granite Mortgages 04-1 plc issued and sold certain notes under Registration Statement No. 333-110773. All material contracts in respect of that issuance that have not already been filed with the Securities and Exchange Commission in final form are annexed hereto as Annex A.

                                 SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                                             GRANITE MORTGAGES 04-1 PLC

                                             By: L.D.C. Securitisation
                                             Director No. 1 Limited

                                             By:  /s/ Ian Bowden
                                                 ----------------------------
                                             Name:   Ian Bowden

                                             Title:  Director
Date: February 27, 2004

                                             GRANITE FINANCE FUNDING LIMITED


                                             By:  /s/ Nigel Bradley
                                                 ----------------------------
                                             Name:   Nigel Bradley

                                             Title:  Director
Date: February 27, 2004

                                             GRANITE FINANCE TRUSTEES LIMITED


                                             By:  /s/ Richard Gough
                                                 ----------------------------
                                             Name:   Richard Gough

                                             Title:  Director
Date: February 27, 2004

                                        ANNEX A

                                      Exhibit index

Exhibit No.   Description of Exhibit                            Sequential Page Number
--------------------------------------------------------------------------------------

1.1           Underwriting Agreement
4.1.2         Intercompany Loan Confirmation (Granite 04-1)
4.2           Eighth Amended and Restated Mortgages Trust Deed
4.3           Eighth Amended and Restated Mortgage Sale Agreement
4.4           Deed of Charge (Granite 04-1)
4.5.2         Deed of Accession to Funding Deed of Charge
4.5.3         Second Priority Funding Deed of Charge
4.6           Trust Deed (Granite 04-1)
4.7           Paying Agent and Agent Bank Agreement (Granite 04-1)
4.8           Fourth Amended and Restated Cash Management Agreement
4.9           Cash Management Agreement (Granite 04-1)
4.10          Fourth Amended and Restated Administration Agreement
4.11          Post-Enforcement Call Option Agreement (Granite 04-1)
10.1          Basis Rate Swap Agreement (Granite 04-1)
10.2.1        Dollar Currency Swap Agreement for Series 1 Class A1 Notes (Granite 04-1)
10.2.2        Dollar Currency Swap Agreement for Series 1 Class A2 Notes (Granite 04-1)
10.2.3        Dollar Currency Swap Agreement for Series 1 Class B Notes (Granite 04-1)
10.2.4        Dollar Currency Swap Agreement for Series 1 Class M Notes (Granite 04-1)
10.2.5        Dollar Currency Swap Agreement for Series 1 Class C Notes (Granite 04-1)
10.2.6        Dollar Currency Swap Agreement for Series 2 Class A1 Notes (Granite 04-1)
10.3.1        Euro Currency Swap Agreement for Series 2 Class A2 Notes (Granite 04-1)
10.3.2        Euro Currency Swap Agreement for Series 2 Class B Notes (Granite 04-1)
10.3.3        Euro Currency Swap Agreement for Series 2 Class M Notes (Granite 04-1)
10.3.4        Euro Currency Swap Agreement for Series 2 Class C Notes (Granite 04-1)
10.4          Start-up Loan Agreement (Granite 04-1)
10.5.1        Seventh Amended and Restated Master Definitions Schedule
10.5.2        Master Definitions Schedule (Granite 04-1)
10.6.1        Corporate Services Agreement (Granite 04-1)